Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

June 7, 2021

Irene Barberena-Meissner
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Blue Safari Group Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed on June 3, 2021

File No. 333-255844

Dear Ms. Barberena-Meissner:

On behalf of our client, Blue Safari Group Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated June 7, 2021 (the “Staff’s Letter”) regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1 (the “Amended Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

Irene Barberena-Meissner June 7, 2021 Page 2

Amendment No. 2 to Registration Statement on Form S-1 filed June 3, 2021

Exhibits

1.	We note your response to our prior comment 2 and reissue in part. Consistent with your disclosure in the filing, please ensure that the exclusive forum provision in your form of rights agreement filed as Exhibit 4.4 states clearly that it will not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Response: Exhibit 4.4 has been re-filed with Amendment No. 3.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner